

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 14, 2009

Mr. Jonathan Bloomfield
Executive Vice President, Chief Financial Officer
Teton Energy Corporation
600 17th Street, Suite 1600 North
Denver, Colorado 80202

   Re: **Teton Energy Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 5, 2009
      Form 10-Q for the Fiscal Quarter Ended March 31, 2009
      Filed May 7, 2009
      Form DEF 14A
      Filed March 18, 2009
      File No. 001-31679

Dear Mr. Bloomfield:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Marketing and Major Customers, page 14

1. Please advise us whether your contracts with your significant customers require them to purchase set amounts of your oil or natural gas. If such contracts obligate your significant customers to purchase set amounts, please disclose the material terms of such arrangements and file your agreements with such customers as exhibits to your filing, or tell us why you are not required to file them.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

2. You state that all dollar figures in this section are in thousands. However, it does not appear that you have consistently disclosed dollar figures in this section in such manner. Please revise to use a clear and consistent numbering scheme.

Liquidity and Capital Resources, page 35

3. We note your disclosure regarding your need to obtain additional funds in the event of a borrowing base deficiency or an inability to comply with financial covenants in connection with your revolving credit facility, or in the event that your investors elect to convert the 10.75% Secured Convertible Debentures in 2009. Please revise to clarify the consequences of an inability to obtain such funds and the resulting effect on your financial position.

Off-Balance Sheet Arrangements, page 42

4. We note your disclosure regarding contracts you believe "might be construed as off-balance sheet obligations but are normal in the day-to-day course of business in the oil and gas industry." Please describe such contracts and provide an analysis of why you are not required to provide the disclosure required by Item 303(a)(4) of Regulation S-K with respect to such contracts.

Critical Accounting Policies and Estimates
Impairment of Oil and Gas Properties, page 43

5. Please expand your disclosures related to the impairment test of oil and gas properties to address material implications of uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements, the nature of these material assumptions and estimates, how you arrived these estimates, how accurate they have been and whether they are

reasonably likely to change in the future. We refer you to Financial Reporting
Codification 501.14 for further guidance.

Controls and Procedures, page 81

6.   We note your disclosure regarding the design of your disclosure controls and
procedures and your statement that your chief executive officer and chief
financial officer concluded that your disclosure controls and procedures were
effective in ensuring that material information required to be disclosed is included
in the reports that you file with the U.S. Securities and Exchange Commission.
Please disclose whether your disclosure controls and procedures were also
effective in ensuring that information required to be disclosed in the reports that
you file or submit under the Exchange Act is recorded, processed, summarized
and reported, within the time periods specified in the Commission's rules and
forms, and effective in ensuring that information required to be disclosed in the
reports that you file or submit under the Exchange Act is accumulated and
communicated to your management, including your principal executive and
principal financial officers, as appropriate to allow timely decisions regarding
required disclosure.

Note 1 – Business Description and Summary of Significant Accounting Policies, page F-
7

Oil and Gas Producing Activities, page F-8

7.   You state that depletion of capitalized costs for producing oil and gas properties is
provided using the units-of-production method, based on proved oil and gas
reserves. Tell us whether you are complying with SFAS 19, paragraph 35, which
requires that the unit cost for amortizing capitalized costs of exploratory wells and
development costs under the unit-of-production method be computed on the basis
of the total estimated units of proved *developed* reserves, rather than on the basis
of all proved reserves.

8.   You state that the sale of a partial interest in a proved or an unproved property is
accounted for as a cost recovery and no gain or loss is recognized as long as this
treatment does not significantly affect the unit-of-production depletion rate.
Please explain to us how your accounting policy complies with the provisions of
SFAS 19, paragraphs 45 and 46, which do not address the unit-of-production
depletion rate.

Impairment of Long-Lived Assets, page F-10

9.   We note that you recorded approximately $14.3 million impairment charge to your oil and gas properties in 2008 and additional impairment charges of $1.2 million and $28.9 million in the first quarter of 2009 to continuing and discontinued operations, respectively. With regard to impairment analysis:

  a. Please describe the triggering events you considered and clarify how you have evaluated each of these events you considered and the indicators listed in paragraph 8 of SFAS 144 when determining whether a triggering event had occurred in 2008 and at March 31, 2009.

  b. Tell us how you considered reduced commodity prices in your evaluation.

  c. Explain how you determined that the Piceance Basin assets deemed to be impaired by $28.9 million upon their sale in the first quarter of 2009 were not impaired at December 31, 2008.

  d. Tell us how you considered the variance between your calculation of the standardized measure of discounted future net cash flows of $28.2 million and $28.0 million at December 31, 2008 and 2007, respectively, and your capitalized net oil and gas properties valued at $106.5 million and $49.0 million, respectively, when you considered possible impairment. Reconcile this to your accounting policy for oil and gas properties, which says that you limit the total amount of unamortized capitalized costs for each proved property to the value of future net revenues, based on current prices and costs.

  e. Describe in detail the method(s) used for determining the fair value of the oil and gas property. We refer you to the guidance at paragraph 26 of SFAS 144.

Note 3 – Acquisitions of Oil and Gas Properties
2008 Acquisition, page F-15

10.   You disclose that the purchase of reserves, production and certain oil and gas properties in the Central Kansas Uplift of Kansas from Shelby Resources, LLC was funded with $40.2 million of cash and borrowing capacity available, $13 million of Teton common stock, or 2,746,128 common shares, and 625,000 shares warrant valued at $434,000. Please expand your disclosures and tell us how your valued the common stock and warrant issued for this asset acquisition. We refer you to the guidance at SFAS 141 paragraphs 22 and 51(d). Please also tell us why you considered it appropriate to exclude the accounting policy and estimate related to the business and asset acquisition from your disclosure of critical

accounting policies and estimates.

11.   With regard to your reconciliation of the purchase price paid to Shelby Resources, explain to us why the asset retirement obligation of $193 in your table is added to, rather than subtracted from, the assets acquired. It appears that this represents a liability assumed by you.

Note 5 – Convertible Notes, page F-18

12.   We note the $7.8 million gain recognized from the exchange of the warrants issued in May of 2007 for shares of your common stock in 2008. To help us understand your accounting for the warrants and this exchange of the warrants for common shares, please tell us how you determined the warrants qualified for derivative accounting and the authoritative literature that supports your decision. Also clarify for us how the gain was calculated.

Note 7 – Stockholders' Equity

Derivative Financial Instruments, page F-22

13.   You disclose that you amended the Convertible Note agreements such that liability classification for certain derivatives was no longer required on June 28, 2007. As a result of the termination of derivative accounting treatment for certain derivatives, approximately $3.1 million was reclassified from liability to equity. To help us understand your accounting, please provide us details of the amendment made, how it affected the accounting for each of the derivatives and the authoritative literature that supports your accounting.

Note 12 – Supplemental Oil and Gas Disclosures, page F-29

14.   We note that your calculations of the standardized measure as of the years ended December 31, 2006 to 2008 do not include deductions for future income tax expenses. Explain to us your basis for this calculation. As part of your response, explain how your calculation complies with the requirements of SFAS 69, par. 30(c). In this regard, note that future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the enterprise's proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the enterprise's proved oil and gas reserves.

Definitive Schedule 14A filed March 18, 2009

       Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Certain Relationships and Related Transactions, page 10

15.   Please provide the disclosure required by Item 404(b) of Regulation S-K.

Director Compensation, page 12

16.   We note your disclosure that your outside directors were granted shares of restricted stock in 2008. Please disclose by footnote to the appropriate column in your table at page 11 the grant date fair value of each such award computed in accordance with FAS 123R. See Instruction to Item 402(k)(iii) and (iv) of Regulation S-K. In addition, please provide a description of all standard compensation arrangements, including those in which the directors may be granted equity awards.

Information About Executive Officers, page 14

17.   Provide the disclosure required by Item 401(e) of Regulation S-K for each executive officer, filling in any gaps or ambiguities with regard to time. For example, please clarify the five-year employment history of Steve Godfrey. This comment also applies to the disclosure set forth under the caption "Proposal No. 1" at page 8 regarding the business experience of directors.

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

18.   It appears that you engage in benchmarking of compensation. Please identify the companies that comprise your peer group and explain in greater detail how the benchmarking data are considered in awarding compensation. See Item 402(b)(2)(xiv) of Regulation S-K Compliance and Disclosure Interpretations Question 118.05, found at www.sec.gov.

Elements of Compensation, page 18

Target Total Cash Compensation, page 18

19.   Disclose the 2008 target total cash compensation for each named executive
       officer.

Base Salary and Cash Incentive, page 18

20.   You state that incentive bonuses are intended to compensate officers for
       achieving financial and operational goals and for achieving individual annual
       performance objectives. Please revise to disclose all qualitative and quantitative
       performance targets or goals considered by your compensation committee with
       respect to your cash incentive bonus program for named executive officers. To
       the extent you believe that disclosure of the targets would result in competitive
       harm such that they could be excluded properly under Instruction 4 to Item 402(b)
       of Regulation S-K, please provide on a supplemental basis a detailed explanation
       supporting your conclusion. Please also note that to the extent disclosure of the
       quantitative or qualitative performance-related factors would cause competitive
       harm, you are required to discuss how difficult it will be for you to achieve the
       target levels or other factors. Please see Instruction 4 to Item 402(b) of
       Regulation S-K. Please clarify whether your named executive officers met such
       goals and objectives for 2008.

Equity Incentive, page 19

21.   For each named executive officer, please describe the "equity-based
       compensation targets" referenced at page 19 and describe how your compensation
       committee established such targets.

22.   For each named executive officer, please disclose how your compensation
       committee determined the number of shares of restricted stock and the total
       number of performance share units granted to each named executive officer in
       2008. Your disclosure should also address how your compensation committee
       determined the number of performance share units to grant in connection with the
       attainment of each target milestone of net asset value growth.

23.   Please explain the factors considered by your compensation committee in setting
       net asset value per share as the sole metric for determining the vesting of
       performance share units.

Grants of Equity-Based Awards, page 26

24.   Please provide the disclosure required by Item 402(d) of Regulation S-K with respect to the performance stock units granted in 2008.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Business and Properties, page 3

Central Kansas Uplift, page 6

25.   We note your statement, "At $90 per barrel of oil, a 35,000 barrel EUR (and $360,000 drilling and completion costs per well, a typical well in the project has generated a 90% IRR. For new wells drilled, we will receive the posted field price for the oil, since all of the volumes under the costless collar hedges are committed to current production. At a realized price of $34 per barrel (which approximates the price in this area in February 2009) to Teton, a 42,000 barrel EUR well and $300,000 drilling and completion costs per well, a typical well in the project will generate a 31% IRR." We also note that 8 of the 18 wells that you drilled here were not economic. This presentation of hypothesized recovery and associated financial return does not appear to consider geologic risk, to honor the adjacent productive location criterion for proved undeveloped reserves or to utilize proved Estimated Ultimate Recoveries that have been demonstrated in the immediate area. Please amend your document to modify this discussion to include only proved reserves (as defined in Rule 4-10(a)(2)(3)(4) of Regulation S-X) and the associated financial returns as calculated under current economic conditions per paragraph 30 of FAS 69. You may refer to Instruction 5 to Item 102 of Regulation S-K. This comment also applies to similar disclosures under "Frenchman Creek" and "South Frenchman Creek" on page 7 and "Williston Basin" on page 8.

Finding and Development Costs, page 12

26.   We note that your presentation of finding and development costs excludes consideration of the estimated future development costs for those proved undeveloped reserves included in the calculation. Please amend your document to add Finding and Development cost figures that include the associated future development cost estimates.

Acreage, page 13

27.   Please amend your document to disclose material undeveloped acreage subject to expiration in each of the next three years. You may refer to paragraph 5 of SEC Industry Guide 2 for guidance.

Glossary, page 19

28.   We note your definitions of proved reserves, proved developed reserves and proved undeveloped reserves are an incomplete version of those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions of proved oil and gas reserves.

Supplemental Oil and Gas Disclosures, page F-29

Oil and Gas Reserves (Unaudited), page F-31

29.   FAS 69, paragraph 11 requires "appropriate explanation of significant changes" in the disclosure of proved reserves. Please amend your document to include a detailed explanation of such changes: "Revisions of estimates", "Extensions and discoveries" and "Purchase of reserves in place" in 2008; "Revisions of estimates" and "Extensions and discoveries" in 2007.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, Sandra Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director